SECURI 05043133 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51740

SEC MAIL RECEIVED PROCESSING
MAY 23 2005
WASH. D.C. 209 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kotak Mahindra Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Main Street, Suite 310
(No. and Street)

White Plains	New York	10606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ravilochan Pola (914) 997-6120
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
JUN 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Ravilochan Pola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kotak Mahindra Inc., as of March 31 ,20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director & CEO

Title

Notary Public

ROBERT S. STIMPSON JR.
Notary Public, State of New York
No. 01ST4799967
Qualified in Westchester County
Commission Expires Dec. 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2005

KOTAK MAHINDRA, INC.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kotak Mahindra, Inc.

We have audited the accompanying statement of financial condition of Kotak Mahindra, Inc. as of March 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kotak Mahindra, Inc. as of March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
April 8, 2005

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2005

ASSETS		
Cash	$	388,840
Due from affiliate		88,127
Other receivables		424,035
Office equipment, net of accumulated depreciation of $16,383		19,430
Other assets		36,595
	$	957,027
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	10,700
Loans subordinated to claims of general creditors		450,000
Stockholders' equity		
Common stock, $.01 par value, authorized 1,000,000 shares issued and outstanding 750,001 shares		7,500
Additional paid-in capital		742,501
Accumulated deficit		(253,674)
Total stockholders' equity		496,327
	$	957,027

See accompanying notes to financial statements.

1. Organization and nature of business

Kotak Mahindra, Inc. (the "Company"), a majority owned subsidiary of Kotak Mahindra Capital Company ("the Parent"), is a broker dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of engaging in agency transactions that are settled on a delivery versus payment basis. These include Indian shares that are executed and handled by its affiliate, Kotak Securities (KS) and American Depository Receipts (GDR's and ADR's) that are executed and handled by another affiliate, Kotak Mahindra (UK) Limited.

On January 3, 2005, the NASD granted the Company approval to change its year end from December 31 to March 31 effective for the period ended March 31, 2005. Therefore the financial statements cover a 15-month period from January 1, 2004 to March 31, 2005.

2. Summary of significant accounting policies

Office Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over an estimated useful life of 5 years.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related party transactions

The Company appointed Kotak Mahindra (UK) Limited, an affiliate, as its clearing agent to execute and process the settlement of its ADR and GDR business. For the period January 1, 2004 through March 31, 2005, commissions earned through transactions cleared through Kotak Mahindra (UK) approximated $4,000. Amounts due from the affiliate at March 31, 2005 were $88,127.

For the period January 1, 2004 through March 31, 2005, commissions earned through transactions executed and processed through Kotak Securities approximated $330,000.

4. Other receivables

The Company entered in to an underwriting agreement with Goldman Sachs on October 19, 2004 in connection with a global public offering. Approval of this transaction by the NASD was received on October 21, 2004. The balance due from Goldman Sachs as of March 31, 2005 was approximately $400,000.

5. Liabilities subordinated to claims of general creditors

At March 31, 2005, the Company has amounts due of $450,000 under three subordinated loans for $100,000 each and one subordinated loan for $150,000 with Kotak Mahindra (International) Limited, which are pursuant to agreements approved by the NASD. The four loans mature September 30, 2007, August 30, 2006, September 30, 2006, and July 31, 2007 respectively, and are non-interest bearing.

6. Income taxes

The Company has a deferred tax asset of approximately $100,000, which is primarily attributable to approximately $251,000 of federal and New York State net operating loss carry-forwards. The Company has established a valuation allowance in the same amount due to the uncertainty as to the realization of these carry-forwards. These carry-forwards begin to expire in 2023. The effective tax rate differs from the federal statutory rate due to the change in the valuation allowance.

7. Commitments and contingencies

The Company has entered into a non-cancelable operating lease for office facilities, which expires in October 2007 and is subject to escalations for increases in real estate taxes and other operating costs.

Aggregate future minimum rental payments under the lease are as follows:

Year ending March 31,		
2006	$	50,000
2007		50,000
2008		29,000
	$	129,000

Office rent expense amounted to approximately $41,000 for the 15-month period ended March 31, 2005.

8. Off-balance-sheet risk and concentrations of credit risk

In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counter-party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Net capital requirement

The Company is a member of the NASD, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2005, the Company's net capital was approximately $378,000, which was approximately $278,000 in excess of its minimum requirement of $100,000.

10. *Exemption from Rule 15c3-3*

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".